Exhibit 77Q2

Sub-Item 77Q2

Section 16(a) of the 1934 Act and Section 30(h) of the Investment Company Act of 1940, as amended, and the rules thereunder, require the Fund’s officers and trustees, officers and directors of the investment adviser, affiliated persons of the investment adviser, and persons who beneficially own more than 10% of a registered class of a Fund’s Common Shares to file reports of ownership and changes in ownership with the U.S. Securities and Exchange Commission (“SEC”) and the NYSE MKT and to furnish the Fund with copies of all Section 16(a) forms they file.  Based solely on a review of the reports filed with the SEC and upon representations that no applicable Section 16(a) forms were required to be filed, the Fund believes that during fiscal year ended March 31, 2013, all Section 16(a) filing requirements applicable to the Fund’s officers, trustees and greater than 10% beneficial owners were complied with.